# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Reddit, Inc., CIK 0001713445
CUSIP: 75734B100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 303 2nd Street, South Tower, 5th Floor, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-24-045959
Filed by CIK 0001293451

## Reporting persons
- Tencent Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 12,411,829; sole dispositive power 12,411,829; shared dispositive power 0; aggregate amount beneficially owned 12,411,829 (9.98% of the class)
  Comment: The shares held by Tencent Holdings Limited represent (i) 5,201,032 shares of Class A Common Stock and 4,222,385 shares of Class B Common Stock held of record by Tencent Cloud Europe B.V., a wholly-owned subsidiary of Aceville Pte. Ltd., which is a wholly-owned subsidiary of TCH Delta Limited, which is a wholly-owned subsidiary of Tencent Holdings Limited, (ii) 2,500,000 shares of Class A Common Stock held of record by Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, and (iii) 50,425 shares of Class A Common Stock and 437,987 shares of Class B Common Stock held of record by Jojoba Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited. Tencent Holdings Limited, TCH Delta Limited and Aceville Pte. Ltd. may each be deemed to beneficially own the shares held of record by Tencent Cloud Europe B.V. Each share of Class B Common Stock is entitled to ten votes and is convertible into Class A Common Stock at the option of the holder. Pursuant to a certain voting agreement entered into between the Tencent affiliates and Mr. Steve Huffman, the CEO of the Issuer, Mr. Huffman has the authority (and irrevocable proxy) to vote shares then owned by affiliates of Tencent Holdings Limited, in his sole discretion, subjection to certain restrictions therein. Also see Item 4. The percentage in Row 11 is calculated on an as-converted basis.
- Aceville Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 9,423,417; sole dispositive power 9,423,417; shared dispositive power 0; aggregate amount beneficially owned 9,423,417 (7.6% of the class)
  Comment: Reference is made to the comment for type of reporting person of Tencent Holdings Limited. The percentage in Row 11 is calculated on an as-converted basis.
- TCH Delta Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 9,423,417; sole dispositive power 9,423,417; shared dispositive power 0; aggregate amount beneficially owned 9,423,417 (7.6% of the class)
  Comment: Reference is made to the comment for type of reporting person of Tencent Holdings Limited. The percentage in Row 11 is calculated on an as-converted basis.
- Tencent Cloud Europe B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 9,423,417; sole dispositive power 9,423,417; shared dispositive power 0; aggregate amount beneficially owned 9,423,417 (7.6% of the class)
  Comment: Reference is made to the comment for type of reporting person of Tencent Holdings Limited. The percentage in Row 11 is calculated on an as-converted basis.

## Item 1. Issuer
Name of issuer: Reddit, Inc.
Address of issuer's principal executive offices: 303 2nd Street, South Tower, 5th Floor, San Francisco, California, 94107

## Item 2. Person Filing
Name of person filing:
Tencent Holdings Limited
Aceville Pte. Ltd.
TCH Delta Limited
Tencent Cloud Europe B.V.
Address of principal business office or, if none, residence:
For each of Tencent Holdings Limited, Aceville Pte. Ltd., TCH Delta Limited and Tencent Cloud Europe B.V.:
29/F., Three Pacific Place
No. 1, Queen's Road East
Wanchai, Hong Kong
Citizenship:
Tencent Holdings Limited
Citizenship: Cayman Islands

Aceville Pte. Ltd.
Citizenship: Singapore

TCH Delta Limited
Citizenship: British Virgin Islands

Tencent Cloud Europe B.V.
Citizenship: Netherlands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
The total number of outstanding shares of Class A Common Stock used to calculate the percent of class represented by the Class A Common Stock beneficially owned by Tencent Holdings Limited, 9.98%, is the sum of (i) 119,734,990 shares of Class A Common Stock of the Issuer as disclosed in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2024 (the "Securities Filing"), and (ii) 4,222,385 shares of Class B Common Stock held of record by Tencent Cloud Europe B.V., a wholly-owned subsidiary of Aceville Pte Ltd, which is a wholly-owned subsidiary of TCH Delta Limited, which is a wholly-owned subsidiary of Tencent Holdings Limited, and 437,987 shares of Class B Common Stock held of record by Jojoba Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, each of which can be converted into an equal number of Class A Common Stock at the option of the holder. Tencent Holdings Limited, TCH Delta Limited and Aceville Pte. Ltd. may each be deemed to beneficially own the shares held of record by Tencent Cloud Europe B.V.

The total number of outstanding shares of Class A Common Stock used to calculate the percent of class represented by the Class A Common Stock beneficially owned by each of Aceville Pte. Ltd, TCH Delta Limited and Tencent Cloud Europe B.V., 7.60%, is the sum of (i) 119,734,990 shares of Class A Common Stock of the Issuer as disclosed in the Securities Filing, and (ii) 4,222,385 shares of Class B Common Stock held of record by Tencent Cloud Europe B.V., which can be converted into an equal number of Class A Common Stock at the option of the holder.
Sole power to vote or to direct the vote: See Row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page of each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.A: JOINT FILING AGREEMENT

## Signatures
- Tencent Holdings Ltd: /s/ Ma Huateng, Ma Huateng, Director (02/10/2025)
- Aceville Pte. Ltd.: /s/ Daniel Joram Brody, Daniel Joram Brody, Authorized Signatory (02/10/2025)
- TCH Delta Limited: /s/ Li Yan, Li Yan, Director (02/10/2025)
- Tencent Cloud Europe B.V.: /s/ Constant Pieter van der Merwe, Constant Pieter van der Merwe, Director (02/10/2025)